FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta to build major global research center in Beijing, China"

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1
Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta to build major global biotech research center in Beijing, China

Basel, Switzerland, 17 April 2008

Syngenta today announced that it will build a new biotech research & technology center in Beijing, China. Its focus will be on early-stage evaluation of GM and native traits for key crops such as corn and soy, in the areas of yield improvement, drought resistance, disease control and biomass conversion for biofuels. The new facility will have a global scope and will complement Syngenta’s biotech research activities in the US. The investment will be approximately $65 million in the first five years.

“China is increasingly recognized for the scale and caliber of its biotech expertise in agriculture,” says Dave Lawrence, Head of R&D and a member of Syngenta’s Executive Committee. “Having our own research base in Beijing will accelerate innovation and offer powerful opportunities to work more closely with Chinese research institutes, which is all the more relevant now in a world that sees higher global demand for crops.”

The new center, Syngenta Biotechnology (China) Co Ltd, will be built at Zhongguancun Life Science Park in Beijing. Until the new facilities are completed in 2010, adjacent temporary facilities will enable operations to commence from summer 2008. The biotech center will initially employ some 100 researchers and staff, increasing to around 200 after the new building is opened in 2010.

China is both an important producing and consuming agricultural region. Syngenta is expanding its partnerships to contribute to further growth in Chinese agriculture with seeds and crop protection technology. Earlier this month, Syngenta completed the share transaction with leading Chinese corn seeds company Sanbei Seed Co Ltd in Hebei province, in which it has taken a 49% stake. Last year, Syngenta entered into a five-year research collaboration with the Institute of Genetics and Developmental Biology (IGDB) in Beijing on the development of novel agronomic traits for key crops such as corn, soybean, wheat, sugar beet and sugar cane.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries of which over 4,000 are in R&D.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Syngenta – April 17, 2008 / Page 1 of 2

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323

	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jennifer Gough
	Switzerland	+41 61 323 5059
	US	+1 202 737 6521

Jonathan Seabrook
	Switzerland	+41 61 323 7502
	US	+1 202 737 6520

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 17, 2008 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: April 17, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes